                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the third quarter of 2004


                              AETERNA ZENTARIS INC.
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F        Form 40-F    X
                      ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes       No   X
                       -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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                                 DOCUMENTS INDEX


DOCUMENTS DESCRIPTION


1.   AEterna Zentaris' Interim Report 2004 - Third Quarter (Q3)

                                AEterna Zentaris


November 4, 2004


To our stockholders,

Our solid results for the third quarter of 2004 have enabled us to reach both our financial and our strategic goals.

In the biopharmaceutical sector, we continued to move products through the pipeline as we successfully completed our extensive seven Phase II-trial program of cetrorelix in urology and gynaecology. Now that our partner Solvay has publicly stated its decision to pursue development of cetrorelix, we are currently planning the last phase of this development for cetrorelix to potentially support its marketing application. In gynaecology, endometriosis has an estimated market of US$800 million while in urology, the estimated market for benign prostate hyperplasia represents about US$1.8 billion.

Last September, in collaboration with our North American partner, Keryx Biopharmaceuticals, we also disclosed encouraging results of a Phase II trial with perifosine as a single agent for patients suffering from soft tissue sarcoma. We look forward to continue the development of perifosine in monotherapy and in combination with chemotherapy and/or radiotherapy as a treatment for different forms of cancer.

Thanks to its strategic growth plan, our subsidiary Atrium has once again delivered an excellent performance across all parameters with a 37% increase in revenue, a 66.7% increase in its operating income and a 38.4% increase in net earnings. Atrium is well on its way to reach its objective of registering revenues of between CA$170 million and CA$190 million and an operating income of about CA$20 million in 2004.

We believe that with the results we achieved at the financial and strategic levels, we are well positioned to reach our near and long-term goals.

THIRD QUARTER 2004 HIGHLIGHTS

>> POSITIVE PHASE II RESULTS FOR CETRORELIX OUR LHRH ANTAGONIST - Data from this placebo controlled study involving 250 patients, demonstrated a dose-dependent, durable, and statistically significant (p less than 0.001) improvement of clinical symptoms characteristic of Benign Prostatic Hyperplasia (BPH), as well as an excellent safety and tolerability profile. This study successfully completed the


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     extensive seven Phase II-trial program in urology and gynaecology sponsored by our partner Solvay Pharmaceuticals.

>> ENCOURAGING DATA FROM PERIFOSINE, OUR FIRST-IN-CLASS ORAL AKT INHIBITOR, in a Phase II single-agent study on patients suffering from soft tissue sarcoma.

>> LICENSE AND COLLABORATION AGREEMENT WITH SPECTRUM PHARMACEUTICALS on fourth generation LHRH antagonist D-63153 which has some potential in cancer, as well as in benign proliferative disorders.

>> ATRIUM REVENUES OF $41 MILLION, an increase of 37%, operating income of $6.5 million, an increase of 66.7% and $2.8 million in net earnings, an increase of 38.4%.

OUTLOOK 2004

Some of the Company's specific goals include:

>> Initiate additional Phase II trials with perifosine in combination with chemo/radiotherapy

>>   Advance clinical development of cetrorelix with Solvay

>>   Advance one preclinical compound into Phase I

On behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,


/s/ Gilles Gagnon
-------------------------------------
Gilles Gagnon, M.Sc., M.B.A.
President and Chief Executive Officer


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                                AEterna Zentaris

THIRD QUARTER 2004
QUARTERLY REPORT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOW. THIS DISCUSSION SHOULD BE READ
    IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AETERNA ZENTARIS INC.'S INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE NINE-MONTH
                  PERIOD ENDED ON SEPTEMBER 30, 2004 AND 2003.
                      ALL FIGURES ARE IN CANADIAN DOLLARS.

COMPANY OVERVIEW

AEterna Zentaris Inc. ("AEterna Zentaris" or "the Company"), formerly AEterna Laboratories Inc., is A biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia prostate (BPH). The Company also owns 60% (previously 62%) of its subsidiary Atrium Biotechnologies Inc. ("Atrium") which develops and markets active ingredients and nutritional products for the health and personal care industry as well as distributes speciality fine chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries. As of October 27, 2004, our participation in Atrium decreased by 2% following the exercise of Atrium stock options.

The Company operates in three segments of operations: biopharmaceutical, cosmetics-nutrition and distribution segments. AEterna Zentaris, along with its wholly-owned subsidiary Zentaris GmbH, represent the biopharmaceutical segment.

The cosmetics and nutrition segment is dedicated to the development, manufacturing and marketing of active ingredients and nutritional products. On the other hand, the distribution segment specializes in importing and distributing raw materials such as active ingredients and fine chemicals. These two segments are operated by Atrium and its subsidiaries.

AEterna Zentaris seeks to ensure continued growth of its activities by improving and leveraging its extensive product portfolio and being active in in-licensing and in acquisition of strategic


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compounds. Its long-term growth strategy also includes establishment of a sales force to become an integrated biopharmaceutical company.

THIRD QUARTER HIGHLIGHTS

Consolidated results-at-a-glance
(expressed in thousands of Canadian dollars)

                                              QUARTERS ENDED                  NINE MONTHS ENDED
                                               SEPTEMBER 30,                      SEPTEMBER 30,
UNAUDITED                               2004            2003             2004              2003
------------------------------------------------------------------------------------------------
REVENUES                         $    55,418     $    37,829     $    179,707      $    117,517
OPERATING INCOME (LOSS)                5,545          (5,401)          16,306            (7,849)
NET LOSS                              (1,996)         (9,336)          (3,216)          (18,893)

In the biopharmaceutical segment, we entered on August 12, 2004 into a licensing and collaboration agreement for D-63153 with Spectrum Pharmaceuticals, Inc. (NASDAQ: SPPI), an oncology-focused pharmaceutical company based in the United States. This product is a fourth generation LHRH antagonist that has the potential to treat hormone-dependent cancers as well as benign, proliferative disorders. The agreement came as we regained worldwide rights to D-63153 from Baxter Healthcare as a result of recent organizational changes and restructuring at Baxter, and following a mutual understanding between the two companies aimed at maximizing the value of D-63153.

In return of the grant of this exclusive license to develop and commercialize D-63153 for all potential indications in North America (including Canada and Mexico) and India, we received an upfront payment which included cash and equity, at signature. We are also eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. We retained exclusive rights to the rest of world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.

We announced on September 30, 2004 through our North American partner, Keryx Biopharmaceuticals, Inc. (Nasdaq: KERX), that Phase II data presented at the 16th Annual EORTC-NCI-AACR symposium on "Molecular Targets and Cancer Therapeutics" demonstrated the tolerability and potential efficacy of perifosine in the treatment of patients with advanced soft tissue sarcoma. This study was conducted by the National Cancer Institute (NCI) pursuant to a Collaborative Research and Development Agreement (CRADA) between Keryx and the NCI.

Subsequent to the end of this quarter, we announced on October 7 statistically significant positive results from a randomized, double-blind, placebo-controlled Phase II trial designed to evaluate different dosage regimens of a depot formulation of cetrorelix, a luteinizing hormone-releasing hormone (LHRH) antagonist, in 250 patients with symptomatic benign prostatic hyperplasia (BPH). These new data demonstrate a dose-dependent, durable and statistically significant (p less than 0.001) improvement of clinical symptoms characteristic of BPH, including IPSS (International Prostate Symptom Score), at all dosages except the lowest, as well as an excellent


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safety and tolerability profile. These positive results are consistent with data from earlier studies and provide the basis for further development of cetrorelix in BPH through collaboration with Solvay Pharmaceuticals and Shionogi/Nippon Kayaku.

In the cosmetics and nutrition segment, the ongoing integration of acquired Pure Encapsulations, Inc. ("Pure") in March 2004 is going very well. Pure is a company based in Sudbury, Massachusetts, in the United States, which focuses mainly on the development, manufacturing and marketing of nutritional supplements geared toward physicians and other healthcare professionals. Pure acquisition complements Atrium's actual products in the nutrition segment. Pure revenues reached over $25 million in 2003. This acquisition , combined with Atrium's internal growth has enabled our subsidiary to increase its net earnings by 38.4% to $2.8 million for the third quarter in comparison with $2 million with the same quarter last year.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with the Canadian Generally Accepted Accounting Principles ("GAAP"), and access to a summary of differences between Canadian and US GAAP is possible by consulting note 23 of our annual 2003 financial statements. These accounting principles require that management make estimates that could have an impact on assets and liabilities in the financial statements. The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

REVENUE RECOGNITION AND DEFERRED REVENUES

In the biopharmaceutical segment, in which there are existing agreements with strategic partners, revenues increased significantly in 2003. The existing cooperation and royalty agreements usually provide for upfront, codevelopment and milestone payments, as well as royalties on sales made by the partners. Finally, with regard to certain agreements, the Company has to provide manufacturing of the products and, therefore, generate product sales.

Payments received at the beginning of research cooperation agreements (upfront payments) are not recorded as revenue when received, but are amortized based on the progress of the research and development work concerned. Milestone payments are recognized when appropriate development results are achieved and agreed by the customer. Royalty receipts for marketing products are only to be paid by commercial partners when product revenues are actually achieved and are accordingly first recorded as revenues by the Company at such time.

Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenues.

RESEARCH AND DEVELOPMENT COSTS

All research and development ("R&D") costs, which do not meet generally accepted criteria for deferral, are expensed as incurred. Development costs, which meet generally accepted criteria for deferral, are capitalized and amortized against earnings over the estimated period of benefit. To date, no costs have been deferred. Acquired in-process R&D having no alternative future uses is written off at the time of acquisition.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assists us with these matters, such determination involve considerable judgment, and often involve the use of significant estimates and assumptions, including those respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

On January 1, 2002, we adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") and discontinued the amortization of goodwill accordingly. Prior to this date, goodwill was amortized on a straight-line basis over its expected useful life of fifteen and twenty years. We review the carrying values of goodwill and intangible assets when conditions arise that indicate that any impairment may have occurred. Examples of these conditions include significant underperformance relative to historical or expected future results, significant changes in the manner of our use of the acquired assets or our strategy, significant negative industry or economic trends, or significant decline in our share price or market capitalization.

Goodwill is tested annually for impairment in relation to the fair value of each reporting unit to which goodwill applies.

Intangible assets consist mainly of patents, trademarks, licenses, and distribution agreements. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years and are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Intangible assets with indefinite lives are not amortized but are subject to an annual impairment test. As at September 30, 2004, there were no events or circumstances indicating that the carrying value may not be recoverable.

ACCOUNTING FOR INCOME TAXES

We operate in multiple jurisdictions, and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we

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must estimate our income taxes in each of the jurisdictions in which we operate.
This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe it will be more likely than not that it will not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We recorded a valuation allowance as at September 30, 2004, due to uncertainties related to our ability to utilize some of our income tax assets. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

STOCK-BASED COMPENSATION PLANS

On January 1, 2002, AEterna Zentaris adopted the recommendations issued by the CICA and, at that time, we had chosen not to use the fair value method to account for the stock-based compensation costs arising from awards to employees. The fair value method was only used for stock-based payments made in exchange for goods and services. Starting on January 1, 2004, we have to use the fair value method to account for stock-based compensation costs. We decided to use the prospective method as transitional method, as permitted under the amendments made to the recommendations during 2003. According to this method, all stock-based compensations granted during 2003 and beyond will be recorded in the corresponding period without restatement of prior years. However, AEterna Zentaris is still required to provide pro forma disclosures relating to net loss and net loss per share as if stock-based compensation costs had been recognized in the financial statements using the fair value method for options granted to employees in 2002.

The following points detail the changes in critical accounting policies that have occurred since our most recent annual report:

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued new Handbook Section 1100 "Generally Accepted Accounting Principles" ("GAAP"), which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the Handbook does not cover a particular situation and clarifies the role of "industry practice" in setting GAAP. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

In July 2003, the CICA issued new Handbook Section 1400 "General Standards of Financial Statement Presentation" which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must present fairly in accordance with Canadian Generally Accepted Accounting Principles its financial position, results of operations and cash flows. The Company adopted this new standard on January 1, 2004 without having any significant impact on the Company's financial statements.

HEDGING RELATIONSHIPS

The CICA has issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for fiscal years beginning on or after January 1, 2004. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under this new guideline, the Company is also required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings. The Company adopted this guideline as at January 1, 2004 without having any significant impact on the Company's financial statements.

REVENUE RELATED RECOGNITION

In December 2003, the CICA Emerging Issues Committee (EIC) issued Abstracts No. 141 "Revenue Recognition" and No. 142 "Revenue Arrangements with Multiple Deliverables". The latter is based on Issue No. 00-21 entitled "Revenue Arrangements with Multiple Deliverables" issued in May 2003 by the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") in the United States. EIC's 141 and 142 provide clarification guidelines for determining when revenue from the sale of goods must be recognized. The Company prospectively adopted these guidelines for contracts signed after January 1, 2004 and do not believe EIC 141 and 142 will have any significant impact on the Company.

RESULTS OF OPERATIONS

Consolidated

NET LOSS for the third quarter of 2004 was $2 million or $0.04 of basic and diluted net loss per share, compared to a net loss of $9.3 million or $0.20 per basic and diluted loss per share. This improvement in the results of operation reflects higher net earnings from our cosmetics-nutrition and distribution segments as well as the streamlining of the clinical development program initiated in December 2003. For the nine-month period ended September 30, 2004, the net loss decreased by $15.7 million, from $18.9 million to $3.2 million.


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

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the third quarter of 2004 was 45.6 million shares as compared to 45.3 million shares for the same period in 2003. This increase reflects the issuance of common shares following the exercise of stock options.

Segment results-at-a-glance
(expressed in thousands of Canadian dollars)

                                                               QUARTERS ENDED                   NINE MONTHS ENDED
                                                                SEPTEMBER 30,                       SEPTEMBER 30,
UNAUDITED                                                 2004           2003               2004             2003
------------------------------------------------------------------------------------------------------------------
Biopharmaceutical                               $       (3,702)   $   (10,568)     $      (9,664)  $      (22,127)
Cosmetics and nutrition                                  1,044            744              3,793            1,952
Distribution                                               581            505              2,575            1,352
Consolidation adjustments                                   81            (17)                80              (70)
------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                         $       (1,996)   $    (9,336)     $      (3,216)  $      (18,893)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER SHARE            $        (0.04)   $     (0.20)     $       (0.07)  $        (0.43)
------------------------------------------------------------------------------------------------------------------

Biopharmaceutical Segment

REVENUES

For the three-month period ended September 30, 2004, biopharmaceutical segment revenue was $14.4 million, an increase of $6.5 million, compared to $7.9 million for the same period last year. For the nine-month period ended September 30, 2004, the segment revenues totalized $45.9 million in comparison to $34.7 million last year. Revenue is derived from sales and royalties on Cetrotide(R) (cetrorelix) and Impavido(R) (miltefosine), as well as milestone payments, R&D contract fees and amortization of upfront payments received to date. Revenue from R&D contract fees and from the amortization of upfront payments is derived mainly from the ongoing development of cetrorelix and teverelix under existing collaboration agreements with our licensing partners Solvay and Ardana respectively. The revenue increase in the quarter is attributable to a termination payment gained from Baxter Healthcare SA for D-63153 and to amortization of additional deferred revenues. The revenue increase in the nine-month period is attributable to the reasons mentioned aboved and to a non-recurring $6.5 million milestone payment gained from our partner Solvay for cetrorelix in the second quarter of 2004.

For the last quarter of 2004, we expect to see an increase in revenue from R&D contract fees and amortization of upfront payments, since the Company has received additional upfront payments from other partnerships which are amortized based on the progress of the research and development concerned.


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OPERATING EXPENSES

For the quarter ended September 30, 2004, COST OF SALES was $2.4 million, an increase of $1.2 million compared to $1.2 million for the same period last year. For the nine-month period ended September 30, 2004, cost of sales was $8.5 million, an increase $3.9 million in comparison to $4.6 million for the same period last year. Manufacturing costs for Cetrotide(R) (cetrorelix) have increased, due to growing sales of this product generated by our partner Serono, and are expected to continue to increase for the remainder 2004 and beyond. Sales and royalties generated by Cetrotide(R) (cetrorelix) were $6.3 million in the third quarter of 2004 compared to $5.9 million in the same period last year and $19.8 million for the nine-month period ended September 30, 2004 compared to $18.4 million for the same period last year. This leaves a gross margin of $3.9 million in the three-month period ended September 30, 2004 compared to $4.7 million for the same period last year and $11.3 million in comparison to $13.8 million for the nine-month periods ended September 30, 2004 and 2003. Decrease in margin is due to the product mix in manufacturing costs. We do not expect any significant changes in the cost of sales, as percentage of corresponding sales and royalties, for the last quarter of 2004.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES for the three-month period ended September 30, 2004 were $4.6 million, an increase of $1.4 million compared to $3.2 million for the same period in 2003. For the nine-month period ended September 30, 2004, SG&A expenses increased to $12.5 million from $10.3 million for the same period last year. The increase in SG&A expenses in 2004 was primarily due to increased insurance costs, stock-based compensation costs and to non-recurring expenses related to the Company name change. We do not expect any additional fluctuations in SG&A costs for the remainder of 2004.

R&D EXPENSES for the three-month period ended September 30, 2004 were $6.7 million, a decrease of $4.2 million compared to $10.9 million for the same period in 2003, reflecting the realignment of the clinical development program initiated in December 2003, including the focusing of the R&D on perifosine, cetrorelix and the earlier stage products. For the nine-month period ended September 30, 2004, R&D expenses decreased from $32.4 million to $23.2 million for the same reasons mentioned above. We expect R&D expenses to remain steady for the remainder of 2004.

INTEREST INCOME for the three-month period ended September 30, 2004 remained steady at approximately $0.4 million, in comparison to the same period in 2003. For the nine-month period ended September 30, 2004, interest income totalled $1.3 million compared to $1.4 million for the same period in 2003. Cash and short-term investment are comparable to the level of last year.

INTEREST AND FINANCIAL EXPENSES for the three-month period ended September 30, 2004 was $1.5 million in comparison to $1.2 million in the same period last year and consisted mainly of financing costs on the convertible term loans. For the nine-month period ended September 30, 2004, interest and financial expenses increased by $0.9 million, mainly due to the expense related to the convertible term loans that were issued at the end of the first quarter of 2003 only. In addition, the Company decided during the second quarter of 2004 to capitalize $3.0 million unpaid accrued interest on convertible term loans as permitted in these agreements. Because of

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this capitalization and since the debt portion of the convertible term loans are accounted for as discounted loans and are increasing in accretion, we expect that our interest expense will continue to increase for the last quarter of 2004.

FOREIGN EXCHANGE LOSS for the quarter ended September 30, 2004 was $0.7 million in comparison to a foreign exchange gain of $0.1 million in the same period last year. The variation is attributable to the impact of a stronger Canadian dollar on our working capital denominated in Euros during the third quarter of 2004. For the nine-month period ended September 30, 2004, the foreign exchange loss was $0.3 million in comparison to $0.1 million for the same period last year.

INCOME TAXES for the three-month period ended September 30, 2004 was $0.9 million in comparison to $0.6 million for the same period last year. We recorded an income tax expense related to earnings generated by Zentaris from our operations in Germany. For our Canadian operations, we have to establish a valuation allowance against future income tax assets as it is more likely than not that some or all of the future income tax assets will not be realized.

Cosmetics and Nutrition Segment

REVENUE

Revenue in this segment for the third quarter ended September 30, 2004 were $11.4 million compared to $4.0 million for the same period last year. For the nine-month period ended September 30, 2004, the revenues reached $31.0 million compared to $11.0 million in 2003. The increases for the quarter and for the first nine months of the year come from the recent acquisition of Pure Encapsulations in March 2004, the acquisition of Siricie at the end of 2003, as well as the organic growth. We expect a similar year over year growth for the remainder of the year.

OPERATING EXPENSES

COST OF SALES was $4.3 million for the three-month period ended September 30, 2004, compared to $0.8 million for the same quarter in 2003. For the nine-month period ended September 30, 2004, the cost of sales has gone up from $2.1 million to $10.3 million. These costs consist mainly of raw materials and manufacturing costs related to and are proportional to sales of respective products. The recent acquisitions of Pure Encapsulations and Siricie combined with a negative currency fluctuation has led to an increase in the cost of sales, as a percentage of sales, from 19.0% for the first nine months of 2003 to 33.3% for the same period in 2004. We expect the cost of sales, as a percentage of sales, to remain about the same as for the third quarter of 2004.

SG&A EXPENSES for the third quarter ended September 30, 2004 were $2.7 million compared to $1.0 million for the same period of 2003. For the nine-month period ended September 30, 2004, the SG&A expenses have gone up from $3.0 million to $8.3 million primarily reflecting recent acquisitions of companies.

INTEREST AND FINANCIAL EXPENSES for the three-month period ended September 30, 2004 was $0.8 million. This expense consisted of financing costs on the new debts contracted for the acquisition of Pure Encapsulations. For the nine-month period ended September 30, 2004, interest and financial expense reached $1.8 million. There was no interest and financial expenses for the corresponding period and for the nine-month period last year. For the last quarter of 2004, we expect that our interest expense will remain as it was in this third quarter.

FOREIGN EXCHANGE LOSS was $0.3 million in the three-month period ended September 30, 2004, compared with a $0.1 million loss in the same period last year. For the first nine months of 2004, we had no foreign exchange loss or gain compared to a loss of $0.8 million for the same period last year. The foreign exchange loss in 2003 was attributable to the impact of a stronger Canadian dollar on our US short-term investments and working capital denominated in US dollars. We did not have significant gain or loss in 2004 due to no significant fluctuations in the US dollar during the first nine months of 2004.

Distribution Segment

REVENUE

Revenue in this segment is derived from the distribution of raw materials and brand-name active ingredients to multinational companies in the cosmetics, industrial chemicals, fine chemicals, pharmaceutical and nutrition sectors. In the third quarter of 2004, revenues were $29.7 million, an increase of $3.7 million or 14%, compared with $26.0 million for the same period in 2003. For the period of nine months ended September 30, 2004, revenues were $103.1 million compared to 72.3 million for the same period last year. These increases primarily reflect the acquisition of Chimiray/Interchemical in August 2003. In the next quarter, we do not expect a major increase since operations from the acquisition of Chimiray/Interchemical will be included for a complete quarter in 2003 and 2004.

OPERATING EXPENSES

COST OF SALES was $24.3 million in the three-month period ended September 30, 2004, an increase of $2.6 million compared with $21.7 million for the same period in 2003. For the first nine months of 2004, cost of sales was $84.5 million compared to $60.8 million for the same period in 2003. Cost of sales is directly proportional and related to sales of respective products. In 2004, the gross margin, as a percentage of revenues, was 18.0%, compared to 16.0% for the same period in 2003, reflecting the contribution of high-margin products from ADF Chimie S.A. and Chimiray/ Interchemical, as well as improved margins for existing products from Unipex. We expect gross margin to remain stable for the last quarter of 2004.

SG&A EXPENSES were $3.1 million in the third quarter of 2004, an increase of $0.8 million compared to $2.3 million in the same period in 2003. For the period of nine months ended September 30, 2004, SG&A were $9.8 million compared to $6.0 million in 2003. Again, these increases primarily reflect the acquisition of Chimiray/Interchemical in August 2003.

FOREIGN EXCHANGE LOSS for the nine months period of 2004 was $0.1 million compared to $0.3 million in 2003 for the same period reflecting the impact of foreign currency fluctuations on working capital denominated in foreign currency. This impact is mostly related to the significant fluctuation on the US dollars in comparison to Euro.

CONSOLIDATED

Total Assets

Total assets, which were $295.8 million as at December 31, 2003, reached $358.4 million as at September 30, 2004. This $62.6 million increase is mainly attributable to the acquisition of Pure Encapsulations in March 2004. Detail of segment assets is provided in note 8 of the interim consolidated financial statements.

Liquidity, Cash Flows and Capital Resources

Our operations and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

As of September 30, 2004, the Company had cash, cash equivalents and short-term investments of approximately $63 million, a $1.4 million decrease compared to December 31, 2003. During the quarter, we did not renew a E1 million line of credit which has never been used. The Company believes these liquidities, combined with our unused line of credit now totalling $5 million, and the funds provided by operations will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses or products may require additional financing.

The variation of our liquidity by activities is explained below, on a consolidated basis.

OPERATING ACTIVITIES

Cash flow generated by our operations was $5.5 million during the third quarter of 2004. This cash inflow is mainly attributable to operating income from our cosmetics-nutrition and distribution segments as well as to our efforts to contain the variation in the working capital accounts. For the nine-month period ended September 30, 2004, cash flow generated by our operations was $13.9 million, mainly attributable to continued growth of both cosmetics-nutrition as well as distribution segments in our subsidiary Atrium and to up-front and milestone payments received from our partners in the biopharmaceutical segment. For the remainder of 2004, we expect to generate increased operating income from our cosmetics-nutrition and distribution segments as well as to continue to contain the variation in the working capital accounts.

FINANCING ACTIVITIES

For the three-month period ended September 30, 2004, cash flow used in financing activities was $3.4 million, in which $3.3 million were for the repayment of long-term debts and balance of purchase price. Following the exercise of stock options in one of our subsidiaries, we also received $0.3 million and as a consequence, incurred a loss on dilution of $0.5 million. In the corresponding period in 2003, we had cash inflows of $7.9 million regarding the issuance of a new long-term debt and $34.1 million related to the issuance of 4.5 million common shares. For the nine-month period ended September 30, 2004, an amount of $39.9 million in long-term debt was contracted and $1.4 million was generated by the issuance of common shares. In addition, $5.9 million was used as repayment of long-term debt and balance of purchase price. In the corresponding period last year, proceeds of $24.4 million convertible term loans, of $34 million related to the issuance of 4.5 million common shares and of a $7.9 million long-term debt, offset by the repayment of the interim financing for the acquisition of Zentaris and the payment of a balance of purchase price totalling $45.4 million mainly explain the inflow of $20.9 million.

INVESTING ACTIVITIES

Cash flow used in investing activities (excluding change in short-term investments) was $3.1 million for this third quarter. For the nine-month period ended September 30, 2004, an amount of $50.4 million was used in investing activities mainly for acquiring companies. For the same period last year, cash flow used in investing activities was $18.3 million (excluding change in short-term investments), primarily due to the acquisition by Atrium and its subsidiaries of Chimiray/Interchemical in August 2003.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

(in thousands of Canadian dollars)                              PAYMENTS DUE BY PERIOD
                                        -----------------------------------------------------------------------
                                                               Remainder of
                                               Total                2004         2005-2007       2008-2009
                                        -----------------------------------------------------------------------
                                                 $                  $                $               $
LONG-TERM DEBT                                  54,264              3,205           37,694         13,365
CONVERTIBLE TERM LOANS                          28,000                  -           28,000              -
OPERATING LEASES                                 9,359                636            5,331          3,392
COMMERCIAL COMMITMENTS                           2,533              1,178            1,355              -
                                        -----------------------------------------------------------------------
TOTAL CONTRACTUAL CASH OBLIGATIONS              94,156              5,019           72,380         16,757
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------

Following the end of this quarter, we entered on October 18, 2004 into a $ 2,7 million (E1,75 million) bank guaranty in favour of one of our future landlord in Germany. Liability under this guaranty will only come into effect upon transfer in new rented premises which is expected to be in August 2005. This guaranty is only applicable upon failure on certain financial criteria and will be in force for an initial rental period of four years.

Outstanding Share Data

Effective May 26, 2004, the Company repealed the subordinate voting shares and multiple voting shares to create a new class of common shares. All existing subordinate voting shares at that time were converted into common shares.

As of November 4, 2004, there were 45,635,409 common shares issued and outstanding for a total of $189 million and there were 2,690,592 stock options outstanding. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share up to a maximum of 6,955,089 shares.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(expressed in thousands of Canadian dollars, except per share data)

                                               Quarter ended                                    Quarter ended
                                               September 30,   Quarter ended   Quarter ended     December 31,
                                                    2004       June 30, 2004  March 31, 2004        2003
                                                     $              $               $                $
                                              -----------------------------------------------------------------
Revenues                                              55,418          65,840          58,449           48,896
Operating income (loss)                                5,545           9,177           1,584           (6,433)
Net earnings (loss) (note 1)                          (1,996)          1,330          (2,550)          (9,253)
Basic and diluted net earnings (loss)
per share                                              (0.04)           0.03           (0.06)           (0.22)

                                              Quarter ended                                    Quarter ended
                                              September 30,   Quarter ended   Quarter ended     December 31,
                                                   2003       June 30, 2003  March 31, 2003        2002
                                                   $               $               $                $
                                              -----------------------------------------------------------------
Revenues                                             37,829          38,875          40,813           28,008
Operating loss                                       (5,401)         (1,128)         (1,321)          (6,602)
Net loss (note 1)                                    (9,336)         (4,668)         (4,890)          (8,009)
Basic and diluted net loss per share                  (0.20)          (0.11)          (0.12)           (0.20)


Note 1: Quarterly information from Q1 2003 to Q4 2003 has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after January 1, 2003. We recorded total stock-based compensation expense for the twelve month period ending December 31, 2003 of $0.5 million.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the nine month period ending September 30, 2004, there were no significant operation using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates relating to our variable rate debts. We have, as at September 30, 2004, $36.7 million of long-term debts which, in effect, bear interest at floating rates.

RELATED PARTY TRANSACTIONS AND OFF BALANCE SHEET ARRANGEMENTS

There were no related party transactions other than those eliminated during the consolidation process and no off balance sheet arrangements.

OUTLOOK

Biopharmaceutical Segment

We expect that Cetrotide(R) (cetrorelix), which is sold by Serono, to continue to generate significant revenue in the remainder of 2004. Furthermore, Cetrotide(R) (cetrorelix) is pending approval in Japan and, should authorization be successful, we would receive a milestone payment from our partner Shionogi.

We expect to continue to benefit from the support of existing partners for our R&D activities and as part of our growth strategy, we intend to pursue additional partnerships, as well as acquisition of additional technologies and/or companies.

Cosmetic and Nutrition Segment and Distribution Segment

Integration of the newly-acquired companies will be ongoing and we expect to continue to achieve organic and acquisition growth during the next quarter.

RISK FACTORS

Risks associated with operations

>> Most of our biopharmaceutical products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

>> We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

>> Even if successfully developed, our biopharmaceutical products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If our biopharmaceutical products do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected;

>> We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies;

>> We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

Cash flow and financial resources

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

The development of our subsidiary Atrium may also require, in addition to the cash generated by its operations, other sources of financing. However, it is impossible to guarantee the availability of additional financial resources or that it will be available under acceptable conditions.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with newly acquired companies operating in foreign countries, we are more exposed to foreign currency risk. We are presently analysing the possibility of using financial derivatives to mitigate this risk, especially for transactions in US currency.

Key personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition program

We intend to continue to acquire new technologies and/or corporations. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or corporations into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of share prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of AEterna Zentaris, other biopharmaceutical companies and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.


Continuous disclosure

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: http://www.sedar.com, http://www.sec.gov/edgar.shtml and www.aeternazentaris.com.

SAFE HARBOUR STATEMENT

Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

On behalf of management,



/s/ Dennis Turpin
------------------------------------------
Dennis Turpin, CA
Vice President and Chief Financial Officer
November 4, 2004

AETERNA ZENTARIS INC.
(FORMERLY AETERNA LABORATORIES INC., note 1)

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)

                                                           AS AT                     AS AT
                                                       SEPTEMBER 30,             DECEMBER 31,
                                                           2004                      2003
------------------------------------------------------------------------------------------------
                                                       (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                              $       26,444            $     22,414
Short-term investments                                         36,554                  41,953
Accounts receivable                                            56,925                  48,191
Inventory                                                      22,644                  16,169
Prepaid expenses and deferred charges                           2,989                   3,314
Future income tax assets                                        4,379                   2,604
------------------------------------------------------------------------------------------------
                                                              149,935                 134,645

PROPERTY, PLANT AND EQUIPMENT                                  19,962                  19,599
DEFERRED CHARGES AND OTHER LONG-TERM ASSETS                    10,906                   1,322
INTANGIBLE ASSETS (note 3)                                     77,425                  65,513
GOODWILL (note 3)                                              85,284                  61,184
FUTURE INCOME TAX ASSETS                                       14,921                  13,516
------------------------------------------------------------------------------------------------
                                                       $      358,433            $    295,779
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities               $       54,485            $     53,062
Income taxes                                                   11,632                   3,490
Balance of purchase price                                       2,873                   1,113
Current portion of long-term debt                              10,009                   3,777
------------------------------------------------------------------------------------------------
                                                               78,999                  61,442

DEFERRED REVENUES                                              26,010                  10,563
CONVERTIBLE TERM LOANS                                         24,372                  19,920
LONG-TERM DEBT                                                 44,255                  15,132
EMPLOYEE FUTURE BENEFITS (note 5)                               6,774                   6,658
FUTURE INCOME TAX LIABILITIES                                  24,050                  25,991
NON-CONTROLLING INTEREST                                       31,688                  29,952
------------------------------------------------------------------------------------------------
                                                              236,148                 169,658
------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 6)                                        189,014                 187,601
OTHER CAPITAL                                                   8,410                   7,486
DEFICIT                                                       (76,227)                (73,011)
CUMULATIVE TRANSLATION ADJUSTMENT                               1,088                   4,045
------------------------------------------------------------------------------------------------
                                                              122,285                 126,121
------------------------------------------------------------------------------------------------
                                                        $     358,433            $    295,779
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA ZENTARIS INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

                                                            QUARTERS ENDED SEPTEMBER 30,       NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                          2004             2003                2004              2003
-------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                    $    55,418      $    37,829         $   179,707        $  117,517
-------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                    30,806           23,543             102,856            67,156
Selling, general and administrative                              10,166            7,507              30,499            19,540
Research and development costs                                    7,010           10,264              24,113            33,040
R&D tax credits and grants                                         (415)            (420)               (834)           (1,223)
Depreciation and amortization
     Property, plant and equipment                                  842              889               2,419             2,611
     Intangible assets                                            1,464            1,447               4,348             4,242
-------------------------------------------------------------------------------------------------------------------------------
                                                                 49,873           43,230             163,401           125,366
-------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                           5,545           (5,401)             16,306            (7,849)

Interest income                                                     218              497               1,000             1,660
Interest and financial expenses                                  (2,289)          (1,399)             (6,021)           (3,487)
Foreign exchange gain (loss)                                     (1,008)              94                (364)           (1,264)
-------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING                                2,466           (6,209)             10,921           (10,940)
-------------------------------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE
Current                                                          (2,835)          (1,447)            (13,743)           (3,552)
Future                                                              145             (647)              5,089            (1,701)
-------------------------------------------------------------------------------------------------------------------------------
                                                                 (2,690)          (2,094)             (8,654)           (5,253)
-------------------------------------------------------------------------------------------------------------------------------
                                                                   (224)          (8,303)              2,267           (16,193)

LOSS ON DILUTION                                                   (535)             (64)               (535)              (64)
NON-CONTROLLING INTEREST                                         (1,237)            (969)             (4,948)           (2,636)
-------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                     $    (1,996)     $    (9,336)        $    (3,216)      $   (18,893)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED NET LOSS PER SHARE                        $     (0.04)      $    (0.20)         $    (0.07)      $     (0.43)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (note 7)
         Basic                                               45,628,742       45,253,682          45,564,092        42,993,432
         Diluted                                             46,019,777       45,635,793          46,119,755        43,151,893
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------


INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars)

                                                                                               NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                                                               2004              2003
-------------------------------------------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF PERIOD                                                                    $    73,011       $    44,864
Net loss for the period                                                                                3,216            18,893
-------------------------------------------------------------------------------------------------------------------------------
BALANCE - END OF PERIOD                                                                           $   76,227       $    63,757
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA ZENTARIS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars)

                                                            QUARTERS ENDED SEPTEMBER 30,       NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                          2004             2003                2004              2003
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                                     $    (1,996)     $    (9,336)        $    (3,216)       $  (18,893)
Items not affecting cash and cash equivalents
     Depreciation and amortization                                2,306            2,336               6,767             6,853
     Future income taxes                                           (145)             647              (5,089)            1,701
     Deferred charges and long-term asset                            28              108              (7,036)              334
     Deferred revenues                                             (477)          (1,143)             19,635               426
     Accretion on convertible term loans                            519              415               1,452               830
     Employee future benefits                                        91              123                 181               305
     Loss on dilution                                               535               64                 535                64
     Non-controlling interest                                     1,237              969               4,948             2,636
     Stock-based compensation                                       352              153                 997               305
     Foreign exchange gain on long term item
     denominated in foreign currency                                (10)               -                 (59)                -
Change in non-cash operating working capital items (note 5)       3,053            4,585              (5,242)           (3,100)
-------------------------------------------------------------------------------------------------------------------------------
                                                                  5,493           (1,079)             13,873            (8,539)
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of promissory note                                          -                -                   -           (43,000)
Convertible term loans                                                -                -                   -            24,415
Payment of balance of purchase price                               (250)               -              (1,351)           (2,357)
Increase in long-term debt                                         (368)           7,904              39,883             7,904
Repayment of long-term debt                                      (3,043)             (28)             (4,557)              (87)
Issuance of share capital , net of related expenses                  22           34,093               1,358            34,027
Issuance of share by a subsidiary                                   248               42                 248                42
-------------------------------------------------------------------------------------------------------------------------------
                                                                 (3,391)          42,011              35,581            20,944
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of short-term investments                               (9,283)          (3,490)            (16,387)          (18,981)
Proceeds from short-term investments                              3,314            7,613              21,788            73,518
Purchase of long-term investment                                      -                -                (825)                -
Business acquisition (note 3)                                    (2,484)         (14,453)            (48,166)          (17,042)
Purchase of a product line                                            -                -                 (10)                -
Purchase of property, plant and equipment                          (566)            (135)             (1,286)             (885)
Additions to intangible assets                                      (32)            (146)               (114)             (411)
-------------------------------------------------------------------------------------------------------------------------------
                                                                 (9,051)         (10,611)            (45,000)           36,199
-------------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                          (6,949)          30,321               4,454            48,604

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS       (416)              13                (424)             (235)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                  33,809           30,529              22,414            12,494
-------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                   $    26,444      $    60,863         $    26,444        $   60,863
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION
Interest paid                                               $     1,835      $       120         $     2,020        $      274
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Income taxes paid                                           $     2,123      $     2,082         $     4,788        $    4,024
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
-------------------------------------------------------------------------------

1    BASIS OF PRESENTATION AND STATUTORY CHANGE

These interim financial statements as at September 30, 2004 and for the periods ended September 30, 2004 and 2003, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles
(GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

On May 26, 2004, the Company changed its corporate name toAEterna Zentaris Inc. fromAEterna Laboratories Inc.


2    NEW ACCOUNTING STANDARDS

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued new Handbook Section 1100 "Generally Accepted Accounting Principles" ("GAAP"), which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the Handbook does not cover a particular situation and clarifies the role of "industry practice" in setting GAAP. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

In July 2003, the CICA issued new Handbook Section 1400 "General Standards of Financial Statement Presentation" which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must present fairly in accordance with Canadian generally accepted accounting principles its financial position, results of operations and cash flows. The Company adopted this new standard on January 1, 2004 without having any significant impact on the Company's financial statements.

HEDGING RELATIONSHIPS

The CICA has issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for fiscal years beginning on or after January 1, 2004. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under this new guideline, the Company is also required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings. The company adopted this guideline as at January 1, 2004 without having any significant impact on the Company's financial statements.


3  BUSINESS ACQUISITION

PURE ENCAPSULATIONS, INC.

On March 3, 2004, our subsidiary Atrium completed through its new incorporated subsidiary, Atrium Pureco, Inc, the acquisition of all operating assets of Pure Encapsulations, Inc. for a total consideration of $ 50,212,447 of which an amount of $45,481,747 was paid cash, net of cash and cash equivalent acquired of $ 1,442,753 and $ 3,284,947 as a balance of purchase price. This company, based in the United States is focused mainly on the development, manufacturing and marketing of nutritional supplements geared towards physicians and other healthcare professionals.

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
-------------------------------------------------------------------------------


3  BUSINESS ACQUISITION

The financing of the transaction resulted from the issuance of a senior debt of $ 27,000,000 and a subordinate debt in the amount of $ 13,407,000. The senior debt, for which a moveable hypothec on all Atrium's North American moveable assets as been given as security, is lended in the form of bankers' acceptances. The debt bears interest at a rate based on the market rate plus an applicable margin calculated quarterly on Atrium's North American operations. As at September 30, 2004, the actual interest rate for this debt was 4%. The principal is payable in quarterly instalments of $ 1,350,000. The subordinate debt, without any security granted, bears interest at a rate of 9% for the first year and 10% for the following years. Interest is payable in monthly instalments and the principal is payable in accretion annually starting in March 2005.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The purchase price allocation was finalized upon receipt of an independent valuation report, resulting in reallocation in the third quarter of $ 17,160,960 from goodwill to intangible assets.

The allocated values of the net assets acquired are as follows:

                                                                          $
                                                                    ----------
Assets
Current assets                                                          6,355
Property, plant and equipment                                           1,632
Intangible assets                                                      17,161
------------------------------------------------------------------------------
                                                                       25,148
------------------------------------------------------------------------------

Liabilities
Current liabilities                                                     1,725
Future income taxes                                                       134
------------------------------------------------------------------------------
                                                                        1,859
------------------------------------------------------------------------------

Net identifiable assets acquired                                       23,289

Goodwill                                                               26,924
------------------------------------------------------------------------------
Purchase price                                                         50,213

Consideration
          Cash and cash equivalents acquired                           (1,443)
          Balance of purchase price                                    (3,288)
------------------------------------------------------------------------------
Net cash paid for the acquisition                                      45,482
------------------------------------------------------------------------------
------------------------------------------------------------------------------


Goodwill and intangible assets are deductible for income tax purposes. Intangible assets consist mainly of trademarks for an amount of $ 16,088,400 with indefinite life. Consequently, it is not amortized but will be subjet to an annual impairment test.

SIRICIE S.A

The purchase price allocation was finalized during the second quarter of 2004 and did not result in any change from the original purchase price allocation

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
-------------------------------------------------------------------------------

4  COMPANY'S STOCK OPTION PLAN

The Company has chosen to use the fair value method to account for stock-based compensation costs arising from awards granted to employees after December 31, 2002. As part of the adoption of this standard, we had to restate 2003 quarters to take into account the decision taken in the fourth quarter of 2003 to use the prospective method of accounting. Consequently, additionnal charges of approximately $ 98,000 and $ 250,000 are recorded respectively in the statement of operation for the third quarter and nine-months period ended September 30, 2003, without having any effect on the basic and diluted net earnings (loss) per share. We also have to disclose pro-forma information relating to net earnings
(loss) and earnings (loss) per share as if the fair value method of accounting had been used for awards granted to employees before January 1, 2003.

                                                              QUARTERS ENDED SEPTEMBER 30,      NINE MONTHS ENDED SEPTEMBER 30,
                                                                    2004              2003             2004                2003
                                                            -------------------------------     --------------------------------
Net loss for the period                                     $     (1,996)     $     (9,336)     $     (3,216)     $     (18,893)
Pro-forma adjustment for stock-based compensation costs              (73)             (185)              (86)            (1,102)
                                                            --------------------------------------------------------------------
Pro-forma net loss for the period                           $     (2,069)     $     (9,521)     $     (3,302)     $     (19,995)
                                                            --------------------------------------------------------------------
                                                            --------------------------------------------------------------------

Basic and diluted net loss per share                        $      (0.04)     $      (0.20)     $      (0.07)     $       (0.43)
                                                            --------------------------------------------------------------------
                                                            --------------------------------------------------------------------
Pro-forma basic and diluted net loss per share              $      (0.04)     $      (0.21)     $      (0.07)     $       (0.47)
                                                            --------------------------------------------------------------------
                                                            --------------------------------------------------------------------


The pro-forma amounts may not be representation of future disclosure as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.


5  STATEMENTS OF CASH FLOWS AND ADDITIONAL INFORMATION

                                                              QUARTERS ENDED SEPTEMBER 30,       NINE MONTHS ENDED SEPTEMBER 30,
                                                                    2004              2003              2004                2003
                                                            ------------------------------      ---------------------------------

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS
     Accounts receivable                                    $      2,651      $      1,505      $     (9,124)     $       (2,066)
     Inventory                                                    (1,717)           (1,320)           (3,185)               (668)
     Prepaid expenses and deferred charges                           544               564               525                (147)
     Accounts payable and accrued liabilities                        607             2,603            (1,642)             (1,341)
     Income taxes                                                    968             1,233             8,184               1,122
                                                            --------------------------------------------------------------------
                                                            $      3,053      $      4,585      $     (5,242)     $       (3,100)
                                                            --------------------------------------------------------------------
                                                            --------------------------------------------------------------------

EMPLOYEE FUTURE BENEFIT EXPENSE                             $        133      $        154      $        315      $          463
                                                            --------------------------------------------------------------------
                                                            --------------------------------------------------------------------

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
-------------------------------------------------------------------------------

6    SHARE CAPITAL

Autorized
Unlimited number of shares of the following classes:
     Common: Voting and participating, one vote per share
     Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class.

Issued

                                                                          AS AT                AS AT
                                                                      SEPTEMBER 30,         DECEMBER 31,
                                                                          2004                  2003
                                                                     -----------------------------------
                                                                      (UNAUDITED)

     45,630,409 common shares (45,330,992 as at December 31, 2003)   $     189,014          $    187,601
                                                                     -----------------------------------
                                                                     -----------------------------------


Effective May 26, 2004, the Company repealed old classes of subordinate voting shares and multiple voting shares to create a new class of common shares. All existing subordinate voting shares at that time were converted into common shares.

Pursuant to the exercice of stock options, the company issued 299,417 common shares for a total proceed of $ 1,510,399

Instruments convertible into shares

As at September 30, 2004, the Company has 2,695,592 outstanding stock options. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common shares up to a maximum of 6,955,089 shares.


Shareholder rights plan

On March 29, 2004, the Company has adopted a shareholder rights plan (the "Rights Plan"). The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including any related party(ies), acquires or announces its intention to acquire more than twenty (20) percent of the outstanding common shares of AEterna Zentaris (as such shares may be redesignated or reclassified) without complying with the "permitted bid" provisions of the Rights Plan or without approval of AEterna Zentaris's Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase common shares of AEterna Zentaris at a fifty (50) percent discount to the market price of AEterna Zentaris's shares at the time.


7  NET LOSS PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number for shares outstanding used in the diluted earnings per share calculation

                                                            QUARTERS ENDED SEPTEMBER 30,        NINE MONTHS ENDED SEPTEMBER 30,
                                                              2004           2003                         2004           2003
                                                          ------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING           45,628,742     45,253,682             45,564,092     42,993,432

Effect of dilutive stock options                                 391,035        382,111                555,663        158,461
                                                          ------------------------------------------------------------------------

DILUTED WEIGHTED AVERAGE NUMBER OF SHARE OUTSTANDING          46,019,777     45,635,793             46,119,755     43,151,893
                                                          ------------------------------------------------------------------------
                                                          ------------------------------------------------------------------------

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
-------------------------------------------------------------------------------

7  NET LOSS PER SHARE

ITEMS EXCLUDED FROM THE CALCULATION OF DILUTED NET LOSS PER SHARE BECAUSE THE
      EXERCICE PRICE WAS GREATER THAN THE AVERAGE MARKET PRICE OF THE COMMON SHARE OR THEIR ANTI-DILUTIVE EFFECT.

                                                       QUARTERS ENDED SEPTEMBER 30,     NINE MONTHS ENDED SEPTEMBER 30,
                                                             2004              2003              2004              2003
                                                       ----------------------------     -------------------------------
Stock options                                           1,012,333         1,010,785           740,333         1,315,230
Common shares which would be issued following
       the conversion of the convertible term loans     5,544,554         4,950,495         5,544,554         2,475,248


For the quarters ended September 30, 2003 and 2004 and nine-month periods ended September 30, 2003 and 2004, the diluted net loss per share were the same as the basic net loss per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods were calculated using the basic weighted average number of shares outstanding.


8    SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

                                             QUARTERS ENDED SEPTEMBER 30,          NINE MONTHS ENDED SEPTEMBER 30,
                                                 2004                2003               2004                  2003
                                        ------------------------------------    ---------------------------------------
REVENUES
Biopharmaceutical                       $      14,443      $        7,932       $      45,889       $       34,662
Cosmetics and nutrition                        11,354               4,040              31,020               10,990
Distribution                                   29,687              26,034             103,128               72,296
Consolidated adjustments                          (66)               (177)               (330)                (431)
-----------------------------------------------------------------------------------------------------------------------
                                        $      55,418      $       37,829       $     179,707       $      117,517
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE PERIOD
Biopharmaceutical                       $      (3,702)     $      (10,568)      $      (9,664)      $      (22,127)
Cosmetics and nutrition                         1,044                 744               3,793                1,952
Distribution                                      581                 505               2,575                1,352
Consolidated adjustments                           81                 (17)                 80                  (70)
-----------------------------------------------------------------------------------------------------------------------
                                        $      (1,996)     $       (9,336)      $      (3,216)      $      (18,893)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                                                                                   AS AT                  As at
                                                                                SEPTEMBER 30,           December 31,
                                                                                    2004                   2003
                                                                               ---------------      ------------------
                                                                                (UNAUDITED)
SEGMENT ASSETS
Biopharmaceutical                                                               $     191,436       $      179,882
Cosmetics and nutrition                                                                67,853               15,565
Distribution                                                                           99,653              100,434
Consolidated adjustments                                                                 (509)                (102)
-----------------------------------------------------------------------------------------------------------------------
                                                                                $     358,433       $      295,779
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


9  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year presentation.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AETERNA ZENTARIS INC.


Date: November 4, 2004           By: /s/ Mario Paradis
----------------------               ------------------------------------------
                                     Mario Paradis
                                     Senior Director, Finance and
                                     Corporate Secretary